UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54068

PANTHEON CHINA ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Unit 1804 Tower El, Oriental Plaza, Dong Cheng District, Beijing 100738, China

Tel: 86-010-85186559 and (646)-374-1359

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, Pantheon China Acquisition Corp. III has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 1, 2012	By:	/s/ Charles Allen
Name: Charles Allen Title: Chief Financial Officer, Secretary, Director